

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Michael Kelley
Chief Executive Officer
Park View OZ REIT Inc
One Beacon Street
32nd Floor
Boston, MA 02108

       Re: Park View OZ REIT Inc
            Amendment No. 2 to Offering Statement on Form 1-A
            Filed December 4, 2020
            File No. 024-11337

Dear Mr. Kelley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note your response to comment 1. On page i, please revise your statement about "an experienced management team" to disclose that your management and sponsor have no public track record with any programs with similar investment objectives.

Risk Factors - Subscriptions in this offering may be postponed for up to 12-months . . ., page 33

2.   We note your response to comment 3. Please clarify your disclosure and explain why subscriptions may be postponed for up to 12 months.

<u>Appendix A: Form of Subscription Agreement, page A-3</u>

3.   We note clause 3.6 of your subscription agreement states: "The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular." Please revise your subscription agreement to clarify that an investor should review the offering circular. Please note that a shareholder should not be required to acknowledge he or she has "read" "reviewed" or "understands" all of the terms of the offering. Please revise your subscription agreement as appropriate to remove similar disclosure.

     You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Victoria Bantz, Esq.